

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Michael Warsinske
Chief Executive Officer
SYDYS Corporation
7 Orchard Lane
Lebanon, NJ 08833

> **Re:** **SYDYS Corporation**
> **Form 8-K**
> **Filed February 24, 2015**
> **File No. 000-51727**

Dear Mr. Warsinske:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please furnish the information required by Item 304 of Regulation S-K. Any change in accountants during the two most recent fiscal years and interim period for the accounting acquirer must be reported in the Form 8-K, as it is required by Item 14 of Form 10.

2.   Please provide updated audited financial statements for the year ended December 31, 2014 in accordance with Rule 8-04 of Regulation S-X.

Description of Business

Business Overview, page 6

3.   We note your risk factor on page 14 discussing the need to retain key advertisers and "expand [y]our relationships with [y]our existing advertisers (including the ad agencies

that represent them).” Please revise your business section to discuss whether you depend on one or a few major customers.

OverAdMedia’s Technology Platform, page 7

4.   We note your risk factor on page 12 discussing your proprietary technology. Please revise your business section to clarify your offerings and the technology you provide to customers.

5.   We note in your disclosure on page 9 you state you currently have three full-time employees and on page 10 that your employees work in a virtual office environment. Please advise how this staff allows you to “deliver hosted solutions from facilities, geographically disbursed throughout the United States.” Please revise your disclosure to ensure consistency and accuracy throughout your document.

6.   Please revise your disclosure to discuss in greater detail your “highly specialized monitoring systems that aggregate alarms to a human-staffed network operations center.” Additionally, please explain the staffing of these operation centers in light of your three employees. We note similar disclosure in the annual report filed by Inuvo, Inc. Please advise if they are a partner in your operations.

Risk Factors

Risks Related to Our Business

We are dependent upon other firms producing technological advancements and new product introductions, page 12

7.   Please revise your disclosure here or in your business section to explain what software you are developing. Based on your disclosure on page 6 it appears your offer website development and digital advertising solutions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

8.   Throughout your MD&A, please expand your discussion of results of operations to address the reasons for the variances and to identify the material changes in the underlying drivers. For example, please revise to expand upon the reasons underlying your revenues decreased 15% the year ended December 31, 2013. Additionally, please update your disclosure to include a discussion of operations during year Ended December 31, 2014. Please also refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72), and revise your disclosure accordingly.

Cost of Revenue, page 22

9.   Please describe material details regarding the transition of your revenue model. In particular, disclose what impact the new model has on your revenue recognition policies.

Results of Operations for Nine Months ended September 30, 2014 compared to Nine Months ended September 30, 2015, page 23

10.   In reviewing your disclosure we note that you expect revenues in 2014 to be flat when compared to 2013 and attribute the increase in the first nine months to timing. Please advise what is meant by your statement in the following paragraph that you are not certain you will maintain this kind of growth if you are expecting revenues to be flat.

Recent Sales of Unregistered Securities, page 32

11.   Please revise your disclosure to include the names of the purchasers and the date of issuance. You may wish to refer to Item 701 of Regulation S-K.

Notes to Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-8

12.   Please give us a description of your customer base indicating to what extent revenues are earned by way of ad exchanges, ad networks and directly from advertising customers. Tell us the pertinent terms of your contractual arrangements with each such revenue source; and explain for each such revenue source your consideration of ASC 605-45-45 in concluding whether you act as a principal and as primary obligor in these transactions. Please tell us the nature of your business relationship with your website partners and how you earn revenue, if any, from such partners.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at 202-551-3794 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Elliot Taylor, Esq.
 Taylor & Associates, Inc.